May 30, 2006

The Bailard Cognitive Value Fund, the Bailard Enhanced Growth Fund and the Bailard International Equity Fund (the "Equity Funds"), series of the Bailard Opportunity Fund Group, Inc. (the "Fund Group"), were reorganized as series of the HighMark Funds on April 3, 2006. In connection with the reorganization, PricewaterhouseCoopers LLP ("PwC") was terminated as the independent accountants for the Equity Funds, and Deloitte & Touche LLP, the independent registered public accounting firm for the HighMark Funds, were engaged as the new independent accountants for the Equity Funds. The decision to change accountants was approved by the Board of Directors of the Fund Group, including the members of the Audit Committee, as part of the reorganization. During each of the 2004 and 2005 fiscal years and the interim period between September 30, 2005 and April 3, 2006, there was no disagreement between PwC and the Equity Funds on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreement, if not resolved to the satisfaction of PwC, would have caused PwC to make reference to the subject matter of the disagreement in its audit reports. The audit reports of PwC on the Equity Funds' financial statements for the 2004 and 2005 fiscal years did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles.